                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

In the month of September, 2013, National Financial Services LLC and Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of the LMCG Global MultiCap Fund's (the "Fund") outstanding shares. National Financial Services LLC owned 74.6% of the Fund and Charles Schwab & Co., Inc. owned 25.4% of the Fund and thus controlled the Fund as of that date.